                                    FORM 11-K

                               [x] ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998


                                       OR


                              [ ] TRANSITION REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

For the transition period from                    to
                               ------------------    -----------------

Commission file number 1-1153


                           NEWMONT MINING CORPORATION
                       RETIREMENT SAVINGS PLAN (NON-UNION)
                       -----------------------------------
                                (Title of Plans)

                           NEWMONT MINING CORPORATION
                           --------------------------
                             (Issuer of Securities)

                   1700 Lincoln Street, Denver, Colorado 80203
                   -------------------------------------------
                          (Principal Executive Office)

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                     INDEX


                                                                        Page(s)
                                                                      ----------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2

FINANCIAL STATEMENTS:
  Statement of Net Assets Available for Plan Benefits,
    with Fund Information, as of December 31, 1998                       F-3

  Statement of Net Assets Available for Plan Benefits,
    with Fund Information, as of December 31, 1997                       F-4

  Statement of Changes in Net Assets Available for
    Plan Benefits, with Fund Information, for the Year
    Ended December 31, 1998                                           F-5 - F-6

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES              F-7 - F-13

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
  Schedule I--Item 27a--Schedule of Assets Held for
    Investment Purposes as of December 31, 1998                          F-14

  Schedule II -- Item 27b -- Schedule of Loans in Default
    as of December 31, 1998                                          F-15 - F-18

  Schedule III--Item 27d--Schedule of Reportable Transactions,
    January 1, 1998 through December 31, 1998                        F-19 - F-20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Administration Committee of the Newmont Retirement Savings Plan (Non-Union):

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION) (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans in default and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
---------------------------
Arthur Andersen LLP

Denver, Colorado,
  June 28, 1999.

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998




                                                                          Vanguard Fiduciary Trust Company
                                                 ----------------------------------------------------------------------------
                                                                     Templeton                     Vanguard
                                                      AIM           Developing      Vanguard       Extended        Vanguard
                                                 Constellation        Markets          500          Market      International
                                                      Fund,            Trust-         Index          Index          Growth
                                                   Class A           Class I          Fund           Fund            Fund
                                                 --------------     ------------   -----------     ---------    -------------
INVESTMENTS, at fair value:
    Registered investment companies/
       mutual funds                                $12,744,491        $221,861     $44,996,036     $356,164       $6,679,302
    Employer stock fund                                  -               -               -              -              -
    Participant loans                                    -               -               -              -              -
                                                   -----------        --------     -----------     --------       ----------
          Total investments                         12,744,491         221,861      44,996,036      356,164        6,679,302
                                                   -----------        --------     -----------     --------       ----------
RECEIVABLES:
    Employer/participant contributions                   2,220              60           4,139           30              674
                                                   -----------        --------     -----------     --------       ----------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                              $12,746,711        $221,921     $45,000,175     $356,194       $6,679,976
                                                   ===========        =========    ===========     ========       ==========



                                                                       Vanguard Fiduciary Trust Company
                                              -------------------------------------------------------------------------------
                                                Vanguard                                         Vanguard         Vanguard
                                              LifeStrategy       Vanguard        Vanguard      LifeStrategy        Prime
                                              Conservative     LifeStrategy    LifeStrategy      Moderate          Money
                                                 Growth           Growth          Income          Growth           Market
                                                  Fund             Fund            Fund            Fund             Fund
                                              ------------     ------------    ------------    ------------      -----------
INVESTMENTS, at fair value:
    Registered investment companies/
       mutual funds                            $4,633,253       $2,424,847      $2,314,260     $12,926,239       $29,779,994
    Employer stock fund                             -                -               -               -                 -
    Participant loans                               -                -               -               -                 -
                                               ----------       ----------      ----------     -----------       -----------
          Total investments                     4,633,253        2,424,847       2,314,260      12,926,239        29,779,994
                                               ----------       ----------      ----------     -----------       -----------
RECEIVABLES:
    Employer/participant contributions                459              434             198           1,905             3,384
                                               ----------       ----------      ----------     -----------       -----------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                          $4,633,712       $2,425,281      $2,314,458     $12,928,144       $29,783,378
                                               ==========       ==========      ==========     ===========       ===========



                                                                 Vanguard Fiduciary Trust Company
                                                 ----------------------------------------------------------
                                                      Total
                                                      Bond
                                                     Market        Newmont
                                                      Index         Stock      Participant
                                                      Fund           Fund         Loans           Total
                                                   -----------    ----------   -----------    ------------
INVESTMENTS, at fair value:
    Registered investment companies/
       mutual funds                                $2,567,496     $    -       $    -         $119,643,943
    Employer stock fund                                 -          7,153,778        -            7,153,778
    Participant loans                                   -              -        7,713,683        7,713,683
                                                   ----------     ----------   ----------     ------------
          Total investments                         2,567,496      7,153,778    7,713,683      134,511,404
                                                   ----------     ----------   ----------     ------------
RECEIVABLES:
    Employer/participant contributions                    355          1,171        -               15,029
                                                   ----------     ----------   ----------     ------------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                              $2,567,851     $7,154,949   $7,713,683     $134,526,433
                                                   ==========     ==========   ==========     ============


         The accompanying notes are an integral part of this statement.

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997








                                                                                    Merrill Lynch Trust Company
                                                          ------------------------------------------------------------------------

                                                                       Neuberger
                                                            PIMCO          &
                                                             Low        Berman       MasterWorks         AIM           Templeton
                                                           Duration    Guardian        S&P 500       Constellation      Foreign
                                                Cash         Fund        Trust       Stock Fund          Fund            Fund
                                              --------    ----------  -----------   -------------    -------------    -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                 $189,902    $    -       $    -        $    -           $     -          $    -
    Collective investment funds                  -             -            -             -                 -               -
    Registered investment companies/
       mutual funds                                        4,259,647    9,165,836     9,110,416        11,110,450       4,086,098
    Employer stock fund                          -             -            -             -                 -               -
    Participant loans                            -             -            -             -                 -               -
                                              --------    ----------   ----------    ----------       -----------      ----------
              Total investments                189,902     4,259,647    9,165,836     9,110,416        11,110,450       4,086,098
                                              --------    ----------   ----------    ----------       -----------      ----------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                         $189,902    $4,259,647   $9,165,836    $9,110,416       $11,110,450      $4,086,098
                                              ========    ==========   ==========    ==========       ===========      ==========




                                                                          Merrill Lynch Trust Company
                                                --------------------------------------------------------------------------------
                                                 Newmont
                                                  Gold           U.S.
                                                 Company      Government
                                                 Common         Money         LifePath      LifePath      LifePath     LifePath
                                                  Stock         Market          2000          2010          2020         2030
                                                  Fund           Fund           Fund          Fund         Fund          Fund
                                                ----------   ------------   -----------   -----------   -----------  -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                   $    -        $    -         $    -        $    -       $    -       $     -
    Collective investment funds                      -         4,405,826      1,561,534     3,084,222    3,688,380     1,636,305
    Registered investment companies/
       mutual funds                                  -             -              -             -                          -
    Employer stock fund                          3,072,410         -              -             -            -             -
    Participant loans                                -             -              -             -            -             -
                                                ----------    ----------     ----------    ----------   ----------    ----------
              Total investments                  3,072,410     4,405,826      1,561,534     3,084,222    3,688,380     1,636,305
                                                ----------    ----------     ----------    ----------   ----------    ----------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                           $3,072,410    $4,405,826     $1,561,534    $3,084,222   $3,688,380    $1,636,305
                                                ==========    ==========     ==========    ==========   ==========    ==========



                                                  Merrill Lynch Trust Company
                                                --------------------------------
                                                 LifePath
                                                   2040            Participant
                                                   Fund               Loans          Total
                                                -----------        -----------    -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                   $    -             $    -         $   189,902
    Collective investment funds                  1,400,838              -          15,777,105
    Registered investment companies/
       mutual funds                                  -                  -          37,732,447
    Employer stock fund                              -                  -           3,072,410
    Participant loans                                -              3,396,516       3,396,516
                                                ----------         ----------     -----------
              Total investments                  1,400,838          3,396,516      60,168,380
                                                ----------         ----------     -----------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                           $1,400,838         $3,396,516     $60,168,380
                                                ==========         ==========     ===========



         The accompanying notes are an integral part of this statement.

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                         Merrill Lynch Trust Company
                                               -------------------------------------------------------------------------------


                                                                  PIMCO        Neuberger       Masterworks
                                                                  Low          & Berman         S&P 500            AIM
                                                                Duration        Guardian          Stock        Constellation
                                                   Cash           Fund           Trust             Fund            Fund
                                               ------------    ------------    ------------    ------------    ------------
    Investment income (loss)-
       Interest and dividends                  $        154    $        -      $        -      $        -      $        -
       Interest income, participant loans               -               -               -               -               -
       Net appreciation (depreciation)
          on fair value of investments                  -            23,954         185,436          62,553          (8,423)
                                               ------------    ------------    ------------    ------------    ------------
              Total investment income (loss)            154          23,954         185,436          62,553          (8,423)
                                               ------------    ------------    ------------    ------------    ------------
    Contributions-
       Employer                                         -               -               -               -               -
       Participant                                      -               -               -               -               -
       Participant loan repayments                      -               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
              Total contributions                       -               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
    Asset transfers from the SFPG
       Plan Merger (Note 1)                             -               -               -               -               -
    Other additions                                     -               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
              Total additions                           154          23,954         185,436          62,553          (8,423)

DEDUCTIONS:
    Payment of benefits                                 -               -               -               -               -
    Participant loan withdrawals                        -               -               -               -               -
    Other                                               -               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
              Total deductions                          -               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) prior to
       interfund transfers                              154          23,954         185,436          62,553          (8,423)
    Interfund transfers, net                            -               -               -               -               -
    Assets transferred from Merrill Lynch
       to Vanguard (Note 1)                        (190,056)     (4,283,601)     (9,351,272)     (9,172,969)    (11,102,027)
                                               ------------    ------------    ------------    ------------    ------------
    Net increase (decrease)                        (189,902)     (4,259,647)     (9,165,836)     (9,110,416)    (11,110,450)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of period                          189,902       4,259,647       9,165,836       9,110,416      11,110,450
                                               ------------    ------------    ------------    ------------    ------------
       End of period                           $        -         $     -        $      -      $        -    $          -
                                               ============    ============    ============    ============    ============



                                                                          Merrill Lynch Trust Company
                                               -------------------------------------------------------------------------------
                                                                   Newmont
                                                                    Gold            U.S.
                                                                   Company        Government
                                                  Templeton        Common           Money         LifePath        LifePath
                                                   Foreign          Stock           Market          2000            2010
                                                    Fund            Fund            Fund            Fund            Fund
                                                ------------    ------------    ------------    ------------    ------------
    Investment income (loss)-
       Interest and dividends                   $        -      $        -      $      2,494      $      -      $        -
       Interest income, participant loans                -               -               -               -               -
       Net appreciation (depreciation)
          on fair value of investments                16,426        (139,866)            -             8,243          16,329
                                                ------------    ------------    ------------    ------------    ------------
              Total investment income (loss)          16,426        (139,866)          2,494           8,243          16,329
                                                ------------    ------------    ------------    ------------    ------------
    Contributions-
       Employer                                          -               -               -               -               -
       Participant                                       -               -               -               -               -
       Participant loan repayments                       -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
              Total contributions                        -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
    Asset transfers from the SFPG
       Plan Merger (Note 1)                              -               -               -               -               -
    Other additions                                      -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
              Total additions                         16,426        (139,866)          2,494           8,243          16,329

DEDUCTIONS:
    Payment of benefits                                  -               -               -               -               -
    Participant loan withdrawals                         -               -               -               -               -
    Other                                                -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
              Total deductions                           -               -               -               -               -
                                                ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) prior to
       interfund transfers                            16,426        (139,866)          2,494           8,243          16,329
    Interfund transfers, net                             -               -               -               -               -
    Assets transferred from Merrill Lynch
       to Vanguard (Note 1)                       (4,102,524)     (2,932,544)     (4,408,320)     (1,569,777)     (3,100,551)
                                                ------------    ------------    ------------    ------------    ------------
    Net increase (decrease)                       (4,086,098)     (3,072,410)     (4,405,826)     (1,561,534)     (3,084,222)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of period                         4,086,098       3,072,410       4,405,826       1,561,534       3,084,222
                                                ------------    ------------    ------------    ------------    ------------
       End of period                               $     -       $       -       $       -       $       -     $         -
                                                ============    ============    ============    ============    ============


                                                                   Merrill Lynch Trust Company
                                                ------------------------------------------------------------
                                                   LifePath         LifePath      LifePath
                                                     2020             2030          2040        Participant
                                                     Fund             Fund          Fund           Loans
                                                 ------------    ------------    ------------   ------------
    Investment income (loss)-
       Interest and dividends                    $        -         $     -      $        -      $        -
       Interest income, participant loans                 -               -               -               -
       Net appreciation (depreciation)
          on fair value of investments                 22,300          10,215           8,192             -
                                                 ------------    ------------    ------------    ------------
              Total investment income (loss)           22,300          10,215           8,192             -
                                                 ------------    ------------    ------------    ------------
    Contributions-
       Employer                                           -               -               -               -
       Participant                                        -               -               -               -
       Participant loan repayments                        -               -               -               -
                                                 ------------    ------------    ------------    ------------
              Total contributions                         -               -               -               -
                                                 ------------    ------------    ------------    ------------
    Asset transfers from the SFPG
       Plan Merger (Note 1)                               -               -               -               -
    Other additions                                       -               -               -               -
                                                 ------------    ------------    ------------    ------------
              Total additions                          22,300          10,215           8,192             -

DEDUCTIONS:
    Payment of benefits                                   -               -               -               -
    Participant loan withdrawals                          -               -               -               -
    Other                                                 -               -               -               -
                                                 ------------    ------------    ------------    ------------
              Total deductions                            -               -               -               -
                                                 ------------    ------------    ------------    ------------
    Net increase (decrease) prior to
       interfund transfers                             22,300          10,215           8,192             -
    Interfund transfers, net                              -               -               -               -
    Assets transferred from Merrill Lynch
       to Vanguard (Note 1)                        (3,710,680)     (1,646,520)     (1,409,030)     (3,396,516)
                                                 ------------    ------------    ------------    ------------
    Net increase (decrease)                        (3,688,380)     (1,636,305)     (1,400,838)     (3,396,516)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of period                          3,688,380       1,636,305       1,400,838       3,396,516
                                                 ------------    ------------    ------------    ------------
       End of period                             $        -       $       -      $        -      $        -
                                                 ============    ============    ============    ============

         The accompanying notes are an integral part of this statement.

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                          Vanguard Fiduciary Trust Company
                              ------------------------------------------------------------------------------------------

                                               Templeton                      Vanguard
                                  AIM          Developing      Vanguard       Extended       Vanguard      LifeStrategy
                              Constellation      Markets         500           Market      International   Conservative
                                  Fund,          Trust-         Index          Index          Growth          Growth
                                Class A         Class I          Fund           Fund           Fund            Fund
                              -------------   ------------   ------------   ------------   -------------   ------------
ADDITIONS:
   Investment income (loss)-
     Interest and dividends   $    314,887    $      2,888   $    717,788   $     24,890   $    133,444    $    235,135
     Interest income,
       participant loans               -               -              -              -              -               -
     Net appreciation
       (depreciation)
       on fair value of
        investments                704,992         (19,338)     9,730,126        (14,089)       907,488         341,573
                              ------------    ------------   ------------   ------------   ------------    ------------

         Total investment
           income (loss)         1,019,879         (16,450)    10,447,914         10,801      1,040,932         576,708
                              ------------    ------------   ------------   ------------   ------------    ------------
   Contributions-
     Employer                      373,130          17,886      2,194,047         21,617        396,751         168,819
     Participant                   683,641          34,126      3,774,649         53,481        712,376         335,446
     Participant loan
       repayments                  266,897           7,538      1,282,561          8,783        234,458         133,712
                              ------------    ------------   ------------   ------------   ------------    ------------
        Total contributions      1,323,668          59,550      7,251,257         83,881      1,343,585         637,977
                              ------------    ------------   ------------   ------------   ------------    ------------
   Asset transfers from
     the SFPG Plan Merger
     (Note 1)                          -               -        8,010,270            -        2,067,358             117
   Other additions                     -               -              567            -              562             -
                              ------------    ------------   ------------   ------------   ------------    ------------
         Total additions         2,343,547          43,100     25,710,008         94,682      4,452,437       1,214,802
                              ------------    ------------   ------------   ------------   ------------    ------------
DEDUCTIONS:
   Payment of benefits            (454,314)         (1,048)    (4,721,930)       (14,333)      (512,909)       (244,655)
   Participant loan
    withdrawals                   (283,401)         (5,033)    (1,502,019)        (5,901)      (213,820)       (145,348)
   Other                               -               -              -           (1,190)           -               -
                              ------------    ------------   ------------   ------------   ------------    ------------
         Total deductions         (737,715)         (6,081)    (6,223,949)       (21,424)      (726,729)       (390,003)
                              ------------    ------------   ------------   ------------   ------------    ------------
   Net increase (decrease)
     prior to interfund
     transfers                   1,605,832          37,019     19,486,059         73,258      3,725,708         824,799
   Interfund transfers,
     net                        11,139,811         184,902      6,988,419        282,936     (1,148,256)        708,362
   Assets transferred from
     Merrill Lynch to
     Vanguard (Note 1)               1,068             -       18,525,697            -        4,102,524       3,100,551
                              ------------    ------------   ------------   ------------   ------------    ------------
Net increase (decrease)         12,746,711         221,921     45,000,175        356,194      6,679,976       4,633,712

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
       Beginning of period             -               -              -              -              -               -
                              ------------    ------------   ------------   ------------   ------------    ------------
       End of period          $ 12,746,711    $    221,921   $ 45,000,175   $    356,194   $  6,679,976    $  4,633,712
                              ============    ============   ============   ============   ============    ============


                                                         Vanguard Fiduciary Trust Company
                              -----------------------------------------------------------------------------------------
                                                                                            Vanguard
                                                               Vanguard       Vanguard        Total
                                 Vanguard       Vanguard     LifeStrategy      Prime          Bond          Vanguard
                               LifeStrategy   LifeStrategy    Moderate         Money          Market          U.S.
                                  Growth         Income         Growth         Market         Index          Growth
                                   Fund           Fund           Fund           Fund           Fund           Fund
                               ------------   ------------   ------------   ------------   ------------   ------------
ADDITIONS:
   Investment income (loss)-
     Interest and dividends    $     82,314   $    133,070   $    565,592   $  1,494,606   $     85,845      $     -
     Interest income,
       participant loans                -              -              -              -              -              -
     Net appreciation
       (depreciation)
       on fair value of
        investments                 280,601         95,307      1,467,656            -           15,600         23,650
                               ------------   ------------   ------------   ------------   ------------   ------------

         Total investment
           income (loss)            362,915        228,377      2,033,248      1,494,606        101,445         23,650
                               ------------   ------------   ------------   ------------   ------------   ------------
   Contributions-
     Employer                       163,436         47,221        740,136      1,886,556         33,656            -
     Participant                    320,777        101,363      1,130,706      2,846,528         69,229            -
     Participant loan
       repayments                    94,544         27,101        425,361      1,159,150         13,778            -
                               ------------   ------------   ------------   ------------   ------------   ------------
        Total contributions         578,757        175,685      2,296,203      5,892,234        116,663            -
                               ------------   ------------   ------------   ------------   ------------   ------------
   Asset transfers from
     the SFPG Plan Merger
     (Note 1)                        20,447            -           16,020      4,942,825          2,008      4,239,179
   Other additions                      -              -              483          9,214            -           (1,007)
                               ------------   ------------   ------------   ------------   ------------   ------------
         Total additions            962,119        404,062      4,345,954     12,338,879        220,116      4,261,822
                               ------------   ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:
   Payment of benefits             (312,126)      (256,124)    (1,495,759)    (3,843,823)       (94,865)           -
   Participant loan
    withdrawals                     (91,668)          (553)      (466,821)    (1,453,334)       (29,715)           -
   Other                                -              -              -              -              -              -
                               ------------   ------------   ------------   ------------   ------------   ------------
         Total deductions          (403,794)      (256,677)    (1,962,580)    (5,297,157)      (124,580)           -
                               ------------   ------------   ------------   ------------   ------------   ------------
   Net increase (decrease)
     prior to interfund
     transfers                      558,325        147,385      2,383,374      7,041,722         95,536      4,261,822
   Interfund transfers,
     net                            457,926        597,296      5,187,570     13,859,679      2,472,315     (4,261,822)
   Assets transferred from
     Merrill Lynch to
     Vanguard (Note 1)            1,409,030      1,569,777      5,357,200      8,881,977            -              -
                               ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease)           2,425,281      2,314,458     12,928,144     29,783,378      2,567,851            -

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
       Beginning of period              -              -              -              -              -              -
                               ------------   ------------   ------------   ------------   ------------   ------------
       End of period           $  2,425,281   $  2,314,458   $ 12,928,144   $ 29,783,378   $  2,567,851   $        -
                               ============   ============   ============   ============   ============   ============


                                                             Vanguard Fiduciary Trust Company
                              ------------------------------------------------------------------------------------------


                                                 Vanguard       Vanguard                                       Newmont
                                  Vanguard        Windsor      Retirement         AIM            Newmont       Mining
                                 Wellington         II           Savings     Constellation       Stock         Stock
                                    Fund           Fund           Trust           Fund            Fund          Fund
                                ------------   ------------   ------------   -------------   ------------   ------------
ADDITIONS:
   Investment income (loss)-
     Interest and dividends        $     -        $     -     $      4,858   $         14    $     33,135     $      -
     Interest income,
       participant loans                 -              -              -              -               -              -
     Net appreciation
       (depreciation)
       on fair value of
        investments                   31,741          9,593            -        1,009,742      (2,925,294)      (456,967)
                                ------------   ------------   ------------   ------------    ------------   ------------

         Total investment
           income (loss)              31,741          9,593          4,858      1,009,756      (2,892,159)      (456,967)
                                ------------   ------------   ------------   ------------    ------------   ------------
   Contributions-
     Employer                            -              -              -          275,605         505,533            -
     Participant                         -              -              -          530,950         817,394            -
     Participant loan
       repayments                        -              -              -          153,270         254,842            173
                                ------------   ------------   ------------   ------------    ------------   ------------
        Total contributions              -              -              -          959,825       1,577,769            173
                                ------------   ------------   ------------   ------------    ------------   ------------
   Asset transfers from
     the SFPG Plan Merger
     (Note 1)                      5,173,202      6,604,096     14,598,142            -         1,286,505      2,749,905
   Other additions                     6,636         (6,639)           -              -               -               30
                                ------------   ------------   ------------   ------------    ------------   ------------
         Total additions           5,211,579      6,607,050     14,603,000      1,969,581         (27,885)     2,293,141
                                ------------   ------------   ------------   ------------    ------------   ------------
DEDUCTIONS:
   Payment of benefits                   -              -              -         (352,816)       (621,119)       343,496
   Participant loan
    withdrawals                       (2,499)        (2,742)        (1,371)      (118,370)       (256,546)       (52,459)
   Other                                 -              -              -              -               -              -
                                ------------   ------------   ------------   ------------    ------------   ------------
         Total deductions             (2,499)        (2,742)        (1,371)      (471,186)       (877,665)       291,037
                                ------------   ------------   ------------   ------------    ------------   ------------
   Net increase (decrease)
     prior to interfund
     transfers                     5,209,080      6,604,308     14,601,629      1,498,395        (905,550)     2,584,178
   Interfund transfers,
     net                          (5,209,080)    (6,604,308)   (14,601,629)   (12,600,422)      5,130,479     (2,584,178)
   Assets transferred from
     Merrill Lynch to
     Vanguard (Note 1)                   -              -              -       11,102,027       2,930,020            -
                                ------------   ------------   ------------   ------------    ------------   ------------
Net increase (decrease)                  -              -              -              -         7,154,949            -

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
       Beginning of period               -              -              -              -               -              -
                                ------------   ------------   ------------   ------------    ------------   ------------
       End of period            $        -     $        -     $        -     $        -      $  7,154,949   $        -
                                ============   ============   ============   ============    ============   ============



                                Vanguard Fiduciary Trust Company
                               ---------------------------------
                                         Participant
                                            Loans                     Total
                                         ------------              ------------
ADDITIONS:
   Investment income (loss)-
     Interest and dividends              $        -                $  3,831,114
     Interest income,
       participant loans                      721,566                   721,566
     Net appreciation
       (depreciation)
       on fair value of
        investments                               -                  11,407,740
                                         ------------              ------------

         Total investment
           income (loss)                      721,566                15,960,420
                                         ------------              ------------
   Contributions-
     Employer                                     -                   6,824,393
     Participant                                  -                  11,410,666
     Participant loan
       repayments                          (4,062,168)                      -
                                         ------------              ------------
        Total contributions                (4,062,168)               18,235,059
                                         ------------              ------------
   Asset transfers from
     the SFPG Plan Merger
     (Note 1)                               4,228,027                53,938,101
   Other additions                                -                       9,846
                                         ------------              ------------
         Total additions                      887,425                88,143,426
                                         ------------              ------------
DEDUCTIONS:
   Payment of benefits                     (1,201,858)              (13,784,183)
   Participant loan
    withdrawals                             4,631,600                       -
   Other                                          -                      (1,190)
                                         ------------              ------------
         Total deductions                   3,429,742               (13,785,373)
                                         ------------              ------------
   Net increase (decrease)
     prior to interfund
     transfers                              4,317,167                74,358,053
   Interfund transfers,
     net                                          -                         -
   Assets transferred from
     Merrill Lynch to
     Vanguard (Note 1)                      3,396,516                       -
                                         ------------              ------------
Net increase (decrease)                     7,713,683                74,358,053

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
       Beginning of period                        -                  60,168,380
                                         ------------              ------------
       End of period                     $  7,713,683              $134,526,433
                                         ============              ============



         The accompanying notes are an integral part of this statement.

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31,1998 AND 1997

(1)  DESCRIPTION OF PLAN

The following description of the Newmont Retirement Savings Plan (Non-Union) (the "Plan") (formerly known as Newmont Gold Company Retirement Savings Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

The Plan was established on July 1, 1973 by Newmont Mining Corporation. The Plan sponsorship transferred in 1994 to Newmont Gold Company (the "Company"). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

     Plan Amendment

Effective January 1, 1998, the Plan was amended and restated to appoint a new Plan trustee, administrator and custodian ("Trustee"). Plan assets were transferred to the new Trustee and were moved into investment funds comparable to those maintained by the previous custodian. As a result of the transfer, a "Black Out" period commenced beginning December 17, 1997 and continued through February 13, 1998, in order to provide for an accurate and orderly transition. During the Black Out period, employee and matching employer contributions continued and were deposited and held in a temporary Equity Fund. Subsequent to the Black Out period, these Equity Fund contributions were transferred into appropriate investment funds, as designated by each participant.

     Plan Merger

Effective January 1, 1998, the Santa Fe Pacific Gold Corporation Retirement and Savings Plan (the "Santa Fe Plan") was merged into the Plan. Assets of approximately $54 million were transferred to the Plan and participants of the Santa Fe Plan became eligible to participate in the Plan as of the merger date.

     Trust

Trustee, record keeping and investment management services were transferred on January 1, 1998 from Merrill Lynch Group Employee Services to the Vanguard Group, Inc. ("Vanguard").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

     Eligibility and Contributions

Salaried employees are eligible to participate in the Plan as soon as practicable following their date of employment. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, up to 15% of their Plan eligible compensation to a maximum of $10,000 on a pre-tax basis for the 1998 Plan year. Participants' contributions are matched by the Company, not to exceed 6% of their base compensation. Total matching contributions are limited to $12,000 annually per participant. Hourly participants also receive a retirement contribution from the Company of 2% of compensation, as defined. Effective January 1, 1999 the Company match may be made in the Company's parent stock. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and the Company's matching and retirement contributions.

     Vesting

Participants are fully vested in their contributions. Participants are vested in Company matching contributions as follows:

     1) 20% for each year of service completed and fully after four years of service, for participants whose employment commencement date was on or before December 31, 1997

     2) 100% after five years of service, for hourly participants whose employment commencement date was on or after January 1, 1998

     3) 100% of such contributions as of May 5, 1997 and 100% for all subsequent contributions, for participants in the Santa Fe Plan on May 5, 1997.

Forfeited non-vested account balances are applied to future Company matching contributions. During 1998, such contributions were reduced $561,666 as a result of these forfeitures. At December 31, 1998 and 1997, forfeited non-vested accounts totaled $124,693 and $189,902, respectively.

Under Plan provisions, the Trustee may accept "rollover contributions" from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

     Participant Accounts

An individual plan account is maintained for each participant within the Plan. Each participant's account is credited with the participant's contributions, the corresponding Company matching and retirement contributions and an allocation of plan earnings calculated daily, based on participant account balances.

     Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance. In-service and hardship withdrawals are allowed if certain criteria are met.

     Investments

Participants may invest their contributions and their corresponding Company matching contributions in the following investment funds:

     o AIM Constellation Fund, Class A - Seeks capital appreciation. The fund invests primarily in common stocks, emphasizing small to mid-size emerging-growth companies.

     o Templeton Developing Markets Trust - Class I - Seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity securities of developing markets issuers. It maintains investments in at least three developing markets.

     o Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     o Vanguard Extended Market Index Fund - Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid and small-capitalization companies.

     o Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     o Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25% - 50% stocks, 50% - 75% bonds, and 0% - 25% cash investments.

     o Vanguard LifeStrategy Growth Fund - Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65% - 90% stocks, 10% - 35% bonds, and 0% - 25% cash investments.

     o Vanguard LifeStrategy Income Fund - Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5% - 30% stocks, 70% - 95% bonds, and 0% - 25% cash investments.

     o Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45% - 70% stocks, 30% - 55% bonds, and 0% - 25% cash investments.

     o Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

     o Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

     o Newmont Stock Fund - Invests in the common stock of the Newmont Mining Corporation. Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Participant's investment choices with the previous trustee included the following investment funds:

     o PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

     o Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.

     o Merrill Lynch - MasterWorks S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

     o AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

     o Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     o Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

     o Merrill Lynch - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

     o Merrill Lynch - LifePath Collective (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.

The cost basis of the Plan's investment funds was $125,001,866 and $54,552,092 at December 31, 1998 and 1997, respectively. The fair market value of individual investment funds representing 5% or more of the Plan's net assets as of December 31, 1998 and 1997 were as follows:

                                                                1998
                                                            ------------

AIM Constellation Fund, Class A                             $ 12,744,491
Vanguard 500 Index Fund                                       44,996,036
Vanguard LifeStrategy Moderate Growth Fund                    12,926,239
Vanguard Prime Money Market Fund                              29,779,994
Newmont Stock Fund                                             7,153,778
Participant Loans                                              7,713,683

                                                                1997
                                                            ------------

PIMCO Low Duration Fund                                     $  4,259,647
Neuberger & Berman Guardian Trust                              9,165,836
Merrill Lynch - MasterWorks S&P 500 Stock Fund                 9,110,416
AIM Constellation Fund                                        11,110,450
Templeton Foreign Fund                                         4,086,098
Merrill Lynch - U.S. Government Money Market Fund              4,405,826
Merrill Lynch - LifePath 2010 Fund                             3,084,222
Merrill Lynch - LifePath 2020 Fund                             3,688,380
Participant Loans                                              3,396,516
Newmont Gold Company Stock Fund                                3,072,410

     Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant's vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee and is based on the prime lending rate at the date of the loan, plus 1%, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which were readily determinable at December 31, 1998 and 1997. Cash equivalents and participant loans are stated at cost which approximates fair value.

     Net Appreciation (Depreciation) in Fair Value of Investments

The increase (decrease) in the fair value of investments held in the Plan are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.

     Payment of Benefits

Benefit payments are recorded when paid.

     Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

(3)  PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, in the event of
(a) termination with respect to a group or class of participants ("partial termination") or (b) a partial discontinuance of contributions, the unvested portion of Company matching contributions for participants subject to such partial termination or partial discontinuance will become fully vested and nonforfeitable.

(4)  TAX STATUS

A favorable determination letter date December 4, 1996, has been received from the IRS stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator and outside legal counsel believe that such amendments have not affected the Plan's status as a qualified plan and that the Plan continues to be in compliance such requirements.

(5)  RELATED PARTY TRANSACTIONS

Plan assets are invested in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Plan assets are also invested in units of collective funds and mutual funds managed by Merrill Lynch, the former trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules. Certain Plan assets are invested in shares of Newmont Mining Corporation, the parent of the Plan sponsor.

(6)  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits, with Fund Information.

At December 31, 1998 and 1997, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under the trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended
December 31, 1998 were immaterial.

(7)  POTENTIAL PARTIAL PLAN TERMINATION

As a result of recent workforce reductions, there has been a decrease in the number of Plan participants. The Trustee is consulting with its legal counsel in order to determine whether or not a partial plan termination may have occurred. If a partial termination has occurred, affected Participants will become fully vested as discussed in Note (3).

                                                                      SCHEDULE I

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

          ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


      Name of Issue, Borrower,                                                  Cost            Current
      Lessor or Similar Party             Description of Investment             Basis            Value
------------------------------------    -----------------------------       -------------    -------------

AIM Constellation Fund, Class A         Registered Investment Company       $  11,892,853    $  12,744,491
Templeton Developing Markets
    Trust - Class I                     Registered Investment Company             236,198          221,861
*Vanguard 500 Index Fund                Registered Investment Company          35,046,553       44,996,036
*Vanguard Extended Market Index
    Fund                                Registered Investment Company             362,787          356,164

*Vanguard International Growth Fund     Registered Investment Company           5,899,734        6,679,302
*Vanguard LifeStrategy
    Conservative Growth Fund            Registered Investment Company           4,327,748        4,633,253
*Vanguard LifeStrategy Growth Fund      Registered Investment Company           2,193,500        2,424,847
*Vanguard LifeStrategy Income Fund      Registered Investment Company           2,223,045        2,314,260
*Vanguard LifeStrategy Moderate
    Growth Fund                         Registered Investment Company          11,660,249       12,926,239
*Vanguard Prime Money Market
    Fund                                Registered Investment Company          29,779,994       29,779,994
*Vanguard Total Bond Market
    Index Fund                          Registered Investment Company           2,553,598        2,567,496
*Newmont Stock Fund                     Employer Stock                         11,111,924        7,153,778
Participant Loans(a)                    Interest rates ranging from
                                          7% - 10%                              7,713,683        7,713,683
                                                                            -------------    -------------
                                        Totals                              $ 125,001,866    $ 134,511,404
                                                                            =============    =============

*   Represents a party-in-interest (Note 5)
(a) Participant loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.



         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

                    ITEM 27b -- SCHEDULE OF LOANS IN DEFAULT


                             AS OF DECEMBER 31, 1998

                                              Amount Received During
                                                  Reporting Year                                                 Amount Overdue
                                            ------------------------                                          ---------------------
                                Original                               Unpaid
                                 Amount                  Estimated   Balance of           Description                     Estimated
Identity of Obligor             of Loan     Principal    Interest    End of Year            of Loan           Principal   Interest
-------------------             --------    ---------    ---------   -----------   ------------------------   ---------   ---------

Rodney B. Jensen                $  2,820      $   415      $     9      $    148   Loan issue date 2/20/96      $   136      $   12
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

James T. Lynch                     2,850          320           70         2,523   Loan issue date 5/8/98           440          80
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

James P. Markey                    4,735          214           74           746   Loan issue date 10/10/97          78          18
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

John D. Brady                     10,800          290          174        10,549   Loan issue date 12/19/97       1,485         835
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Angel R. Martinez                  3,115           81           51         3,115   Loan issue date 12/17/97         414         246
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 2 of 4

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

                    ITEM 27b -- SCHEDULE OF LOANS IN DEFAULT


                             AS OF DECEMBER 31, 1998

                                              Amount Received During
                                                  Reporting Year                                                 Amount Overdue
                                            ------------------------                                          ---------------------
                                Original                               Unpaid
                                 Amount                  Estimated   Balance of           Description                     Estimated
Identity of Obligor             of Loan     Principal    Interest    End of Year            of Loan           Principal   Interest
-------------------             --------    ---------    ---------   -----------   ------------------------   ---------   ---------

David M. Jones                  $ 1,300       $ 1,165      $    95      $     70   Loan issue date 9/29/97      $    68      $    2
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Steve R. Macik                   22,000            --           --        22,000   Loan issue date 3/18/98        2,591       1,567
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Edwin A. Fuchs                    3,535         1,053           51            12   Loan issue date 7/22/96           12          --
   c/o Newmont Gold Company                                                        Interest Rate 9.25%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Chad B. Comeau                    2,810           836           40             9   Loan issue date 7/26/96            9          --
   c/o Newmont Gold Company                                                        Interest Rate 9.25%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Guy G. Coffman                    7,000           977          603         6,241   Loan issue date 1/9/97          220           96
   c/o Newmont Gold Company                                                        Interest Rate 9.25%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 3 of 4

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

                    ITEM 27b -- SCHEDULE OF LOANS IN DEFAULT


                             AS OF DECEMBER 31, 1998

                                              Amount Received During
                                                  Reporting Year                                                 Amount Overdue
                                            ------------------------                                          ---------------------
                                Original                               Unpaid
                                 Amount                  Estimated   Balance of           Description                     Estimated
Identity of Obligor             of Loan     Principal    Interest    End of Year            of Loan           Principal   Interest
-------------------             --------    ---------    ---------   -----------   ------------------------   ---------   ---------

Jeffrey A. Noreen               $14,000       $   800      $    40      $      9   Loan issue date 8/7/97       $     9      $   --
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Sergio Bravo-Sanvisente           5,100         1,236          276         2,472   Loan issue date 12/30/96         447          57
   c/o Newmont Gold Company                                                        Interest Rate 9.25%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Chris D. Morgan                   2,830         1,790           34           390   Loan issue date 3/8/95           359          31
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Thomas R. Ferrell                 7,000         1,446          568         5,967   Loan issue date 3/17/98          525         141
   c/o Newmont Gold Company                                                        interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Robert W. McCann                  2,585            --           --         2,585   Loan issue date 1/6/98           961         239
   c/o Newmont Gold Company                                                        Interest Rate 9.25%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 4 of 4

                   NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

                    ITEM 27b -- SCHEDULE OF LOANS IN DEFAULT


                             AS OF DECEMBER 31, 1998

                                              Amount Received During
                                                  Reporting Year                                                 Amount Overdue
                                            ------------------------                                          ---------------------
                                Original                               Unpaid
                                 Amount                  Estimated   Balance of           Description                     Estimated
Identity of Obligor             of Loan     Principal    Interest    End of Year            of Loan           Principal   Interest
-------------------             --------    ---------    ---------   -----------   ------------------------   ---------   ---------

Max E. Johnson                  $  7,083      $   530      $   117      $  6,948   Loan issue date 1/6/98       $ 2,685      $  535
   c/o Newmont Gold Company                                                        Interest Rate 9.25%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Glenn R. Whitcomb                  2,178           --           --         2,178   Loan issue date 1/6/98         1,089         207
   c/o Newmont Gold Company                                                        Interest Rate 9.5%
   1700 Lincoln Street                                                             Collateral is
   Denver, Colorado 80203                                                          account balance

Rocky J. Perides                   3,035        1,504           95            47   Loan issue date 8/26/96           47           --
  c/o Newmont Gold Company                                                         Interest Rate 9.25%
  1700 Lincoln Street                                                              Collateral is
  Denver, Colorado 80203                                                           account balance

Clifton R. Wilkes                 11,400          734          456        10,331   Loan issue date 4/24/98          469          245
  c/o Newmont Gold Company                                                         Interest Rate 9.5%
  1700 Lincoln Street                                                              Collateral is
  Denver, Colorado 80203                                                           account balance

Angela R. Finlayson                3,000          262           23         2,761   Loan issue date 2/26/98        2,162          196
  c/o Newmont Gold Company                                                         Interest Rate 9.5%
  1700 Lincoln Street                                                              Collateral is
  Denver, Colorado 80203                                                           account balance

Paul A. Korpi                     41,670        5,027        2,797        36,345   Loan issue date 1/6/98         3,251        1,150
  c/o Newmont Gold Company                                                         Interest Rate 9.5%
  1700 Lincoln Street                                                              Collateral is
  Denver, Colorado 80203                                                           account balance

          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III
                                                                     Page 1 of 2

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)


               ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                   JANUARY 1, 1998 THROUGH DECEMBER 31, 1998


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transactions.

                                                          Number of
                                                        Transactions
                                                     -------------------     Purchase        Selling                        Net
  Name of Issuer or Party Involved/Description       Purchases     Sales      Price          Price          Cost       Gain/(Loss)
---------------------------------------------------  ---------     -----   ------------   -----------   ------------   -----------
*The Vanguard Fiduciary Trust Company
   AIM Constellation Fund, Class A                       84           --   $ 14,210,438   $        --   $        --    $        --
   AIM Constellation Fund, Class A                       --          111             --     2,170,940      2,317,487      (146,547)
   Vanguard 500 Index Fund                              219           --     42,490,217            --             --            --
   Vanguard 500 Index Fund                               --          216             --    15,235,144     13,705,140     1,530,004
   Vanguard International Growth Fund                   150           --      5,889,041            --             --            --
   Vanguard International Growth Fund                    --          182             --     2,185,147      2,013,041       172,106
   Vanguard LifeStrategy Conservative Growth Fund       119           --      5,147,608            --             --            --
   Vanguard LifeStrategy Conservative Growth Fund        --           59             --       856,045        821,193        34,852
   Vanguard LifeStrategy Growth Fund                    153           --      3,474,617            --             --            --
   Vanguard LifeStrategy Growth Fund                     --          102             --     1,350,818      1,303,380        47,438
   Vanguard LifeStrategy Income Fund                    122           --      2,572,589            --             --            --
   Vanguard LifeStrategy Income Fund                     --           26             --       353,637        349,885         3,752
   Vanguard LifeStrategy Moderate Growth Fund           181           --     14,661,456            --             --            --
   Vanguard LifeStrategy Moderate Growth Fund            --          193             --     3,219,377      3,056,466       162,911
   Vanguard Prime Money Market Fund                     236           --     38,732,760            --             --            --
   Vanguard Prime Money Market Fund                      --          215             --    13,895,854     13,895,854            --
   Vanguard Total Bond Market Index Fund                139           --      3,089,004            --             --            --
   Vanguard Total Bond Market Index Fund                 --           52             --       539,116        537,390         1,726
   Vanguard U.S. Growth Fund                             --           --             --            --             --            --
   Vanguard U.S. Growth Fund                             --            1             --     4,261,820      3,311,205       950,615
   Vanguard Wellington Fund                              --           --             --            --             --            --
   Vanguard Wellington Fund                              --            1             --     5,211,579      4,459,864       751,715
   Vanguard Windsor II Fund                              --           --             --            --             --            --
   Vanguard Windsor II Fund                              --            1             --     6,607,050      5,363,896     1,243,154
   Vanguard Retirement Savings Trust                      1           --          4,858            --             --            --
   Vanguard Retirement Savings Trust                     --            1             --    14,603,000     14,603,000            --
   AIM Constellation Fund                                63           --     12,584,906            --             --            --
   AIM Constellation Fund                                --           55             --    13,594,649     12,586,182     1,008,467

* Represents a party-in-interest (Note 5)

          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III
                                                                     Page 2 of 2

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)


               ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                   JANUARY 1, 1998 THROUGH DECEMBER 31, 1998


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transactions.


                                                    Number of
                                                  Transactions
                                              ---------------------    Purchase        Selling                        Net
Name of Issuer or Party Involved/Description  Purchases       Sales      Price          Price          Cost       Gain/(Loss)
--------------------------------------------  ---------       -----   ------------   -----------   ------------   -----------
*Newmont Gold Company -
   Newmont Stock Fund                           212             --    $12,782,694    $        --    $        --    $        --
   Newmont Stock Fund                            --            193             --      2,759,426      3,169,082       (409,656)

*Merrill Lynch Trust Company -
   AIM Constellation Fund                        --             --             --             --             --             --
   AIM Constellation Fund                        --              1             --     11,102,026     10,360,120        741,906
   LifePath 2010 Fund                            --             --             --             --             --             --
   LifePath 2010 Fund                            --              1             --      3,100,552      2,603,872        496,680
   Neuberger & Berman Guardian Trust             --             --             --             --             --             --
   Neuberger & Berman Guardian Trust             --              1             --      9,351,272      7,897,768      1,453,504
   Templeton Foreign Fund                        --             --             --             --             --             --
   Templeton Foreign Fund                        --              1             --      4,102,524      4,081,285         21,239
   U.S. Government Money Market Fund             --             --             --             --             --             --
   U.S. Government Money Market Fund             --              1             --      4,405,826      4,405,826             --
   MasterWorks S&P 500 Stock Fund                --             --             --             --             --             --
   MasterWorks S&P 500 Stock Fund                --              1             --      9,172,970      6,982,468      2,190,502
   PIMCO Low Duration Fund                       --             --             --             --             --             --
   PIMCO Low Duration Fund                       --              1             --      4,283,601      3,701,315        582,286

*   Represents a party-in-interest (Note 5)




          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             NEWMONT MINING CORPORATION
                                             RETIREMENT SAVINGS PLAN (NON-UNION)



                                             By: /s/ Orlando Esquibel
                                                 -------------------------------
                                                 Orlando Esquibel
                                                 Administration Committee Member


Dated: June 29, 1999                         By: /s/ Timothy J. Schmitt
      -----------------------------              -------------------------------
                                                 Timothy J. Schmitt
                                                 Vice President, Secretary and
                                                 Assistant General Counsel

                                  EXHIBIT INDEX


Exhibit No.                   Exhibit
-----------                   -------
    23                Consent of Arthur Andersen LLP